September 26, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C. 20549

Re:  TAMARACK FUNDS TRUST

Request for Withdrawal of Amendments to Registration Statement

(File Nos. 333-111986 and 811-21475)

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Tamarack Funds Trust (the “Registrant”), on behalf of the RBC Tamarack Money Market Funds (the “Funds”), respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of Post-Effective Amendment No. 11 (“PEA No. 11”) on Form N-1A originally filed on December 19, 2007 (Accession No. 0000897101-07-002737) and all subsequent post-effective amendment filings associated with the Funds (the “Amendments”).

The Registrant filed the following subsequent Amendments:

Post- Effective Amendment No.	Filing Date	Accession Number
13	March 3, 2008	0000897101-08-000457
14	April 2, 2008	0000897101-08-000770
15	May 2, 2008	0000897101-08-000983
17	May 30, 2008	0000897101-08-001207
18	June 30, 2008	0000897101-08-001457
22	July 30, 2008	0000897101-08-001594
24	August 29, 2008	0000897101-08-001826

The Registrant represents that no securities have or will be sold under the Amendments. The Registrant is making this application for withdrawal of PEA No. 11 and the Amendments because it has determined not to proceed with the registration of these Funds. Please issue an order with respect to this application for withdrawal.

Pursuant to the requirements of Rule 478 of the Securities Act, this application for withdrawal of PEA No. 11 has been signed by the President of the Trust. If you have any questions regarding this request, please do not hesitate to contact Lee Greenhalgh, Esq. at (612) 313-1341.

Very truly yours,

TAMARACK FUNDS TRUST

/s/ Erik Preus

Erik Preus

President